August 9, 2024

Ellen R. Gordon
Chairman of the Board and Chief Executive Officer
Tootsie Roll Industries, Inc.
7401 South Cicero Avenue
Chicago, IL 60629

       Re: Tootsie Roll Industries, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed March 25, 2024
           File No. 001-01361
Dear Ellen R. Gordon:

      We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comment(s).

       Please respond to this letter by providing the requested information and/or confirming that you will revise your future proxy disclosures in accordance with the topics discussed below. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Definitive Proxy Statement on Schedule 14A
Pay vs Performance, page 18

1. Instead of net earnings, you use a figure that deducts earnings attributable to non-
       controlling interests. Please confirm that, in future filings, you will use net earnings (loss)
       without such a deduction. See Item 402(v)(2)(v) of Regulation S-K and refer to
       Regulation S-K Compliance and Disclosure Interpretations Question
128D.08.
2.     It appears that you selected    Net Income as a Percentage of Sales
as your Company-
       Selected Measure under Regulation S-K Item 402(v)(2)(vi). Please confirm that, in future filings, you will amend the header in the pay versus performance chart to indicate that you have only one Company-Selected Measure.
3. Please confirm that, in future filings, you will provide a comparison of your cumulative total shareholder return and the cumulative total shareholder return of your peer group over the same period. See Item 402(v)(5)(iv) of Regulation S-K.
 August 9, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Laura Nicholson at 202-551-3584 or Amanda Ravitz at 202-551-3412 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program